SENSE HOLDINGS, INC.
                          4503 NW 103RD AVE., SUITE 200
                             SUNRISE, FLORIDA 33351


                                 April 23, 2004


VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      Sense Holdings, Inc.
         Request to Withdraw Registration Statement on Form SB-2 (RW) SEC FILE NUMBER 333-111973

Ladies and Gentlemen:

         Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "SECURITIES ACT"), Sense Holdings, Inc. (the "COMPANY") hereby submits an application for withdrawal of its Registration Statement on Form SB-2 (File No. 333-111973) originally filed with the Securities and Exchange Commission ("SEC") on January 16, 2004, together with all amendments and exhibits thereto (collectively, the "REGISTRATION STATEMENT"). The Company desires to update its disclosure in light of its fiscal year end and resulting 10-KSB filing. In addition, many of the shares included in the resale Registration Statement are now available for resale, without further registration, under Rule 144. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) under the Securities Act. The Company confirms that no securities have been or will be distributed, issued or sold pursuant to the Registration Statement or the prospectus contained therein. In the event that the Company elects to file a new registration statement, the Company will address any comments previously issued by the Commission in connection with the Registration Statement.

         If you have any questions regarding this application for withdrawal, please contact the undersigned at (954) 726-1422, or the Company's counsel, Steven Weinberger, at (561) 362-9595.


                                      Sincerely,

                                      /s/ Andrew Goldrich

                                      Andrew Goldrich
                                      Vice President and Chief Financial Officer
                                      Sense Holdings, Inc.